EXHIBIT 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Infinity Property and Casualty Corporation for the registration of $10 million in deferred compensation obligations of the following Ernst & Young LLP reports, which are included in Amendment No. 6 to the Registration Statement (Form S-1 No. 333-100459) and related Prospectus of Infinity Property and Casualty Corporation for the registration of its common stock:

  Dated September 26, 2002 with respect to NSA Group

  Dated September 26, 2002 with respect to Personal Lines Agency Business of Great American Insurance Company

  Dated October 1, 2002 with respect to Infinity Property and Casualty Corporation (except share information and the second paragraph of Note to Balance Sheet, as to which the date is January 13, 2003)

/s/ Ernst & Young LLP

Cincinnati, Ohio
February 14, 2003